ARTICLES OF AMENDMENT TO THE
                       ARTICLES OF INCORPORATION OF
                        SHORESIDE INVESTMENTS, INC.
                           a Utah corporation

     Harvey Carmichael, the sole director of Shoreside Investments, Inc. does hereby state and affirm that on February 22, 2000, acting pursuant to Section l6-1Oa-1002(l)(c) of the Utah Revised Business Corporation Act, the Board of Directors adopted resolutions amending the Articles of Incorporation of the corporation as follows:

     RESOLVED, that Article IV of the Articles of Incorporation, as amended, shall be, and it is hereby amended to provide that the corporation shall have authority to issue Fifty Million (50,000,000) shares of stock which stock shall be of one class only which shall be common voting stock of One Mil ($.001) par value. The common stock shall have unlimited voting rights provided in the Utah Revised Business Corporation Act. None of the shares of the corporation shall carry with them any pre-emptive right to acquire additional or other shares of the corporation. There shall be no cumulative voting of shares.

     FURTHER RESOLVED, that the One Thousand (1,000) common shares of the corporation which are presently outstanding be, and they are hereby forward split One Thousand (1,000) shares for One (1) Share so that said One Thousand shares of common stock shall hence forth represent One Million such common shares of One Mil ($.001) par value.

     Dated this 22nd day of February, 2000.

                               SHORESIDE INVESTENTS, INC.


                               By:/s/ Harvey Carmichael, Pres & Dir.
                               Harvey Carmichael, Sole director and President

Subscribed and sworn to before me this 22nd day of February, 2000.

                                       /s/ Dannette Uyeda
                                       Notary Public




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